Riverstyx Capital Management, LLC

3661 Valverde Circle
Jacksonville, FL 32224
bfranklin@riversyxcapital.com

August 22, 2025

<u>VIA EMAIL AND UPS</u>

Board of Directors
Charles & Colvard Ltd.
170 Southport Dr.
Morrisville, NC 27560
ir@charlesandcolvard.com

RE: <u>NOTICE OF DIRECTOR NOMINATIONS FOR CHARLES & COLVARD LTD.</u>

Dear Board of Directors:

I write on behalf of Riverstyx Capital Management, LLC and its affiliates disclosed below ("Stockholder"), a stockholder of Charles & Colvard Ltd. ("CTHR" or the "Corporation"), to give notice of Stockholder's nomination of Ben Franklin, Michael R. Levin, and Lloyd M. Sems (the "Nominees") to CTHR's Board of Directors (the "Board") pursuant to Article Il, Section 7 of the Bylaws of CTHR (the "Bylaws"), Rule 14a-19, and all other applicable governing documents and applicable law, in connection with CTHR's Annual Meeting to be held on October 13, 2025. [1]

The information set forth herein satisfies and exceeds all disclosure requirements and obligations, eligibility criteria, and qualifications for the submission of the Nominees in connection with CTHR's forthcoming Annual Meeting. Stockholder reserves the right to supplement this notice in any way, including in connection with a request from the Board. You are instructed to advise Stockholder immediately if any member ofthe Board perceives any purported deficiency in this

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[1] Declarations executed by the Nominees with respect to the consents and undertakings required by Article Il, Section 7 of the Bylaws and applicable law are attached as Exhibit A. All references to exhibits herein are to documents attached as exhibits to this Notice. 2 Any action or decision by the Board with respect to the Nominees, including pursuant to Article Il, Section 7 or any other provision of the Bylaws, will be subject to fiduciary

application <u>within five days of receipt</u>. Stockholder expressly reserves the right under applicable law to cure any such deficiency to the extent necessary.

1.	NOMINEES

Stockholder hereby nominates Lloyd M. Sems, Michael R. Levin, and Ben Franklin for election to the Board at the Annual Meeting.

The Nominees are being proposed based on their experience, qualifications, and skill with respect to investment management generally. The Nominees will contribute substantial expertise and insight to the Board's management and oversight of CTHR and management.

In addition, all Nominees qualify as an Audit Committee Financial Expert pursuant to Securities and Exchange Commission rules and regulations. All have an understanding of generally accepted accounting principles and financial statements; the ability to assess the general application of such principles in connection with accounting for estimates, accruals, and reserves; experience preparing, analyzing, and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by CTHR's financial statements, as well as experience actively supervising persons engaged in such activities; an understanding of internal controls and procedures for financial reporting; and an understanding of audit committee functions. All Nominees acquired the expertise set forth above through education and experience as both a principal financial officer and board member; experience actively supervising principal financial officers, principal accounting officers, public accountants, auditors, and/or other persons performing similar functions; and experience overseeing and assessing the performance of companies and public accountants with respect to the preparation, auditing and evaluation of financial statements,

The Nominees are fully independent and are unaware of prior or current professional, personal, familial or other affiliation or relationship with CTHR, CTHR's management, other service providers to CTHR, or any persons affiliated with the foregoing. The Nominees have no understanding, agreement or arrangement with each other, the Stockholder, any affiliate of Stockholder, or any other persons with respect to CTHR other than the consent by each of the Nominees to be named as a nominee in any proxy statement related to the forthcoming Annual Meeting and to serve as a director of the Corporation if elected as such at the Annual Meeting. The Stockholder and Nominees

_____

duties under state and federal law, including the duties of good faith and candor, and will be reviewed with enhanced scrutiny.

are unaware of any reason by which the Nominees could be found to be unqualified, conflicted or otherwise unfit to serve as a member of the Board.

The Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of the compensation that the Nominees will receive from the Corporation as a director, if elected to the Board. We expect that the Nominees, if elected, will be indemnified for their service as directors of the Corporation to the same extent indemnification is provided to the current directors of the Corporation under the Bylaws and the Restated Articles of Incorporation, as amended, and be covered by the policy of insurance which insures the Corporation's directors and officers.

On July 22, 2025, Mr. Franklin directed Riverstyx Fund, LP to apply to the North Carolina Business Court for an order directing the Corporation to hold its Annual Meeting, which was granted. That action remains pending. There are no other material legal proceedings to which Stockholder, the Nominees, or any of their respective associates are a party adverse to the Corporation or any of its subsidiaries, or any material legal proceedings in which any of the Stockholder, the Nominees or any of their respective associates have a material interest adverse to the Corporation or any of its subsidiaries.

n. NOMINEES' STATEMENTS AND INFORMATION REQUIRED BY ARTICLE 11, SECTION   OF THE BYLAWS

A. The name, age, business address, and residence address of such person.

Lloyd M. sems, 54

Business and Residence Addresses:
291 Mendham Road, Bernardsville, NJ

Michael R. Levin, 63

Business   and   Residence Addresses: . 1863 Kiest Avenue, Northbrook, IL Ben Franklin, 43

Business and Residence Addresses:
3661 Valverde Circle, Jacksonville, FL

B.   The principal occupation or employment of such person,

Mr. Lloyd M. Sems is the Founder, President, and Chief Investment Officer of Sems Capital LLC.

Mr. Michael R. Levin is a respected investor, corporate executive, and management consultant with almost thirty years' experience in investing, corporate finance, and risk management,

Mr. Ben Franklin is the Founder and Portfolio Manager for Riverstyx Capital Management, LLC, an investment manager.

C.   The class and number of shares of the corporation that are beneficially owned by such person,

As to Mr. Sems: None.

As to Mr. Levin: 110 shares beneficially owned, a breakdown which follows:

> 100 shares held by WeBull Financial LLC on behalf of Michael R. Levin
> 10 shares directly held by Michael R. Levin

As to Mr. Franklin: 232,206 shares beneficially owned, a breakdown which follows:

> 232,006 shares held by Interactive Brokers LLC on behalf of Riverstyx Fund, LP
> 100 shares directly held by Riverstyx Fund LP
> 100 shares directly held by Benjamin Otis Franklin IV

The information set forth above will be supplemented upon reasonable request of CTHR or its management.

D.   A description of all arrangements or understandings between the shareholder (or the beneficial owner, if any, on whose behalf such nomination is made) and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the shareholder.

The Nominees have no such arrangements or understandings other than the consent by each of the Nominees to be named as a nominee in any proxy statement related to the forthcoming Annual Meeting and to serve as a director of the Corporation if elected as such at such Annual Meeting.

E.   Any other information relating to such person that is required to be disclosed in solicitations of proxies for elections, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to servicing as a director if elected).

The Nominees object to this advance notice requirement to the extent that it is indecipherable, overly broad and ambiguous, and may reference purported disclosure requirements that cannot be fairly discerned by the Nominees. Notwithstanding the above, see Exhibit A and infra, IV-V. The Nominees are unaware of additional disclosure items required by the Securities Exchange Act of 1934.

F. Such additional information relating to such person as is deemed sufficient by the board of directors to establish that the person meets all minimum qualification standards or other criteria to serve as a director as may have been established by the board of directors or applicable law or listing standard

The Nominees object to this advanced notice requirement to the extent that it is indecipherable, overly broad and ambiguous, and may reference purported disclosure requirements that cannot be fairly discerned by the Nominees. Notwithstanding the above, the Nominees are willing to provide information in response to any reasonable request from the Board to supplement the information provided herein. The Nominees are unaware of additional disclosure items required by this section of the Bylaws.

III. STOCKHOLDER STATEMENTS AND INFORMATION REQUIRED BY ARTICLE 11, SECTION   AND ARTICLE 11, SECTION 6 OF THE BYLAWS

A.   A description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting.

Stockholder seeks to nominate and elect the Nominees to the Board to ensure the board of directors effectively represents and protects stockholder interests in overseeing company management and decisionmaking. Stockholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the Corporation's nominees.

B. The name and address, as they appear on the corporation's books, of the shareholder proposing such business and the beneficial owner, if any, on whose behalf such proposal is made.

Name and address as it appears on the corporation stock ledger:

Benjamin Otis Franklin IV
3661 Valverde Cir, Jacksonville, FL 32224

The Riverstyx Fund (Riverstyx Fund LP)
3661 Valverde Cir, Jacksonville, FL 32224

Interactive Brokers, LLC
o/b/o Riverstyx Fund LP
Two Pickwick Plaza
Greenwich, CT 06830

C. The class and number of shares of the corporation which are beneficially owned by the shareholder and the beneficial owner on whose behalf the proposal is made.

Holder / Beneficial Owner	Class/Series	Number of Shares
Ben amin Otis Franklin IV	CTHR Common Stock	100
Rivers Fund LP	CTHR Common Stock	100
Interactive Brokers LLC / Rivers Fund, LP	CTHR Common Stock	232,006

DO Any material interest, direct or indirect, of the shareholder and such beneficial owner in such business.

Stockholder has no material interest, direct or indirect, in seeking its nominations other than its beneficial ownership of CTHR Common Stock as disclosed herein.

E. A representation that the shareholder is a holder of record of shares of the corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to present the proposal.

Stockholder represents that it is a holder of record of shares of the corporation entitled to vote at the meeting and intends to appear in person at the meeting to present its Nominees. See also Exhibit B.

IV. ADDITIONAL DISCLOSURE UNDER ITEM 401 OF REGULATION s-K
PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934

Item 401(a) Identification of directors. List the names and ages of all directors of the registrant and all persons nominated or chosen to become directors; indicate all positions and offices with the registrant held by each such person; state his term of office as director and any period(s) during which he has served as such; describe briefly any arrangement or understanding between him and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected as a director or nominee.

Names and ages of all directors of the regisfrant and all persons nominated or chosen to become directors;	Positions and offices with the registrant held by each such person	Term of office as director and any period(s) during which he has served as such	Any arrangement or understanding between him and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected as a director or nominee.
Llo dM. Sems 54	None	None	None
Michael R. Levin 63	None	None	None
Ben Franklin, 43	None	None	None

Item 401(d) Family relationships, State the nature of any family relationship between any director, executive officer, or person nominated or chosen by the registrant to become a director or executive officer.

None.

Item 401(e) Business experience.

(1) Background. Briefly describe the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer, and each person named in answer to paragraph (c) of Item 401, including: each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. In addition, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. When an executive officer or person named in response to paragraph (c) of Item 401 has been employed by the registrant or a subsidiary of the

registrant for less than five years, a brief explanation shall be included as to the nature of the responsibility undertaken by the individual in prior positions to provide adequate disclosure of his or her prior business experience. What is required is information relating to the level of his or her professional competence, which may include, depending upon the circumstances, such specific information as the size of the operation supervised.

Mr. Sems has significant financial, accounting, investment, audit, and marketing expertise derived from positions with private and public operating companies and investment companies.

Occupation/ Position	Employer/ Company	Dates (Mo/Yr-Mo/Yr)	Nature of Business	Affiliate of the Corporation? (y/n)
President	Sems Capital, LLC	10/2003-present	Investing	No

Mr. Levin has significant financial, accounting, investment, audit, and marketing expertise derived from positions with private and public operating companies and investment companies.

Occupation/ Position	Employer/ Company	Dates (Mo/YrMo/Yr)	Nature of Business	Affiliate of the Corporation? (y/n)
self-employed	self-employed	6/2006-present	Investing	No

Mr. Franklin has significant financial, accounting, investment, audit, and marketing expertise derived from positions with private and public operating companies and investment companies.

Occupation/ Position	Employer/ Company	Dates (Mo/YrMo/Yr)	Nature of Business	Affiliate of the Corporation? (y/n)
Founder/Portfolio Manager	Riverstyx Capital Management, LLC	07/2019-present	Investing	No
President	Franklin Crates, Inc.	1/2021-present	Timber	No

Manager	BEN-O-FRED, LLC	01/2020-present	Commercial Real Estate	No
Manager	COFRANK, LLC	01/2020-present	Commercial Real Estate	No

(2)   Directorships. Indicate any other directorships held, including any other directorships held during the past five years, held by each director or person nominated or chosen to become a director in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, 15 US.CO 80a—1, et seq., as amended, naming such company.

As to Mr. Sems: Director, Cyclacel Pharmaceuticals, 2011-2023.

As to Mr. Levin: None.

As to Mr. Franklin: None.

Item 401(0 Involvement in certain legal proceedings. Describe any of the following events that occurred during the past ten years and that are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the registrant:

(1)   A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

None.

(2)   Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

None.

(3)   Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent

jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) Engaging in any type of business practice; or

(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

None.

(4)   Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity.

None.

(5)   Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

None.

(6)   Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated,

None.

(7)   Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i)   Any Federal or State securities or commodities law or regulation; or

(ii)   Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii)   Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity.

None.

(8)   Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section I(a)(29) of the Commodity Exchange Act (7 U.S.C I(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

None.

v.   ADDITIONAL DISCLOSURE UNDER ITEMS 4, 5, AND 7 OF SCHEDULE 14A PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934

Item 4 (a)

(2)   If the solicitation is made otherwise than by the registrant, so state and give the names of the participants in the solicitation.

This solicitation is made by Stockholder and its Nominees.

(3)   If the solicitation is to be made otherwise than by the use of the mails or pursuant to 240.14a-16, describe the methods to be employed. If the solicitation is to be made by specially, engaged employees or paid solicitors, state (i) the material features of any contract or arrangement for such solicitation and identify the parties, and (ii) the cost or anticipated cost thereof,

None.

(4)   State the names of the persons by whom the cost of solicitation has been or will be borne, directly or indirectly.

Stockholder

Item 4 (b)

(1)   State by whom the solicitation is made and describe the methods employed and to be employed to solicit security holders.

This solicitation is made by Stockholder and its Nominees. Solicitation will be conducted by mail and telephone communication.

(2)   If regular employees of the registrant or any other participant in a solicitation have been or are to be employed to solicit security holders, describe the class or classes of employees to be so employed, and the manner and nature of their employment for such purpose.

None.

(3)   If specially engaged employees, representatives or other persons have been or are to be employed to solicit security holders, state (i) the material features of any contract or arrangement for such solicitation and the identity ofthe parties, (ii) the cost or anticipated cost thereof and (iii) the approximate number of such employees of employees or any other person (naming such other person) who will solicit security holders).

None.

(4)   State the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders.

Stockholder estimates that it may spend up to $250,000, with no expenditures to date for, in furtherance of, or in connection with the solicitation of security holders.

(5)   State by whom the cost of the solicitation will be borne, If such cost is to be borne initially by any person other than the registrant, state whether reimbursement will be sought from the registrant, and, if so, whether the question of such reimbursement will be submitted to a vote of security holders.

Stockholder will bear the cost of solicitation. Stockholder does not intend to seek reimbursement from the Corporation at this time, although if it does seek reimbursement such question will be submitted to a vote of security holders.

(6)   If any such solicitation is terminated pursuant to a settlement between the registrant and any other participant in such solicitation, describe the terms of such settlement, including the cost or anticipated cost thereof to the registrant.

Not applicable.

(1) If the solicitation is made on behalf of the registrant, each person who has been a director or executive officer of the registrant at any time since the beginning of the last fiscal year.

Not applicable.

(2) If the solicitation is made otherwise than on behalf of the registrant, each participant in the solicitation, as defined in paragraphs (a) (iii), (iv), (v), and (vi) of Instruction 3 to Item 4 of this Schedule 14A.

Stockholder and its Nominees will participate in the solicitation. Stockholder and its Nominees have no substantial interest, direct or indirect, by security holdings or otherwise, other than their beneficial ownership of CTHR Common Stock or as otherwise disclosed herein.

(3) Each nominee for election as a director of the registrant

Nominees have no substantial interest, direct or indirect, by security holdings or otherwise, other than their beneficial ownership of CTHR Common Stock or as otherwise disclosed herein.

(4) Each associate of any of the foregoing persons.

None.

(5) If the solicitation is made on behalf of the registrant, furnish the information required by Item 402(t) of Regulation S-K (5 229.402(t) of this chapter). Not applicable.

Item 50).

(1) Describe briefly any substantial interest, direct or indirect, by security holdings or otherwise, of each participant as defined in paragraphs (a) (ii), (iii), (iv), (v) and (vi) of Instruction 3 to Item 4 of this Schedule 14A, in any matter to be acted upon at the meeting, and include with respect to each participant the following information, or a fair and accurate summary thereof:

(i) Name and business address of the participant.

See Sections Il and Ill.

(ii)   The participant's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on.

See Section IV.

(iii)   State whether or not, during the past ten years, the participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case. A negative answer need not be included in the proxy statement or other soliciting material.

See Section IV.

(iv)   State the amount of each class of securities of the registrant which the participant owns beneficially, directly or indirectly.

See Sections 11 and 111.

(v)   State the amount of each class of securities of the registrant which the participant owns of record but not beneficially.

See Sections 11 and 111.

(vi)   State with respect to all securities of the registrant purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date.

As to Mr. Sems, none.

As to Mr. Levin, none.

As to Stockholder and Mr. Franklin, see Exhibit C.

(vii)   If any part of the purchase price or market value of any of the shares specified in paragraph (b)(l)(vi) of this Item is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities, so state and indicate the amount of the indebtedness as of the latest practicable date. If such funds were borrowed or obtained otherwise than pursuant to a margin account or bank loan in the regular course of business of a bank, broker or dealer, briefly describe the transaction, and state the names of the parties.

None.

(viii)   State whether or not the participant is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. If so, name the parties to such contracts, arrangements or understandings and give the details thereof.

None.

(ix)   State the amount of securities of the registrant owned beneficially, directly or indirectly, by each of the participant's associates and the name and address of each such associate.

None except as disclosed herein.

(x)   State the amount of each class of securities of any parent or subsidiary of the registrant which the participant owns beneficially, directly or indirectly.

None.

(xi)   Furnish for the participant and associates of the participant the information required by Item 404(a) of Regulation S-K (S 229.404(a) of this chapter).

Not applicable.

(xii)   State whether or not the participant or any associates of the participant have any arrangement or understanding with any person— (A) with respect to any future employment by the registrant or its affiliates; or (B) with respect to any future transactions to which the registrant or any of its affiliates will or may be a party. If so, describe such arrangement or understanding and state the names of the parties thereto.

None.

(2)   With respect to any person, other than a director or executive officer of the registrant acting solely in that capacity, who is a party to an arrangement or understanding pursuant to which a nominee for election as director is proposed to be elected, describe any substantial interest, direct or indirect, by security holdings or otherwise, that such person has

in any matter to be acted upon at the meeting, and furnish the information called for by paragraphs (b)(l) (xi) and (xii) of this Item.

The Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of the compensation that the Nominees will receive from the Corporation as a director, if elected to the Board. Stockholder expects that the Nominees, if elected, will be indemnified for their service as directors of the Corporation to the same extent indemnification is provided to the current directors of the Corporation under the Bylaws and the Restated Articles of Incorporation, as amended, and be covered by the policy of insurance which insures the Corporation's directors and officers.

(3)   If the solicitation is made on behalf of the registrant, furnish the information required by Item 402(t) of Regulation S-K (5 229.402(t) of this chapter).

Not applicable.

Item 7. As to the Stockholder's Nominees:

(a) The information required by Item 103(c)(2) of Regulation S-K (S 229.103(c)(2) of this chapter) with respect to directors and executive officers.

On July 22, 2025, Mr. Franklin directed Riverstyx Fund, LP to apply to the North Carolina Business Court for an order directing the Corporation to hold its Annual Meeting, which was granted. That action remains pending.

(b) The information required by Items 401, 404(a) and (b), 405, 407 and 408(b) of Regulation s-K (N 229.401, 229.404(a) and (b), 2290405, 229.407, and 229.408(b) of this chapter), other than the information required by: (i) Paragraph of Item 407 of Regulation s-K (5 229.407(c)(3) of this chapter); and (ii) Paragraphs (e)(4) and (e)(5) of Item 407 of Regulation S-K (N 229.407(e)(4) and 229.407(e)(5) of this chapter) (which are required by Item 8 of this Schedule 14A),

See Section IV and as disclosed herein, otherwise none.

(d)   If a registrant is required to include a shareholder nominee or nominees submitted to the registrant for inclusion in the registrant's proxy materials pursuant to a procedure set forth under applicable state or foreign law, or the registrant's governing documents providing for the inclusion of shareholder director nominees in the registrant's proxy materials, the registrant must include in its proxy statement the disclosure required from the nominating shareholder or nominating shareholder group under Item 6 of} 240.14n-101 with regard to the nominee or nominees and the nominating shareholder or nominating shareholder group.

As disclosed herein.

(e)   In lieu of the information required by this Item 7, investment companies registered under the Investment Company Act of 1940 (15 U.S.C. 80a) must furnish the information required by Item 22(b) of this Schedule 14A.

Not applicable.

(f)   If a person is conducting a solicitation that is subject to 240014a-19, the registrant must include in its proxy statement a statement directing shareholders to refer to any other soliciting person's proxy statement for information required by Item 7 of this Schedule 14A with regard to such person's nominee or nominees and a soliciting person other than the registrant must include in its proxy statement a statement directing shareholders to refer to the registrant's or other soliciting person's proxy statement for information required by Item 7 of this Schedule 14A with regard to the registrant's or other soliciting person's nominee or nominees. The statement must explain to shareholders that they can access the other soliciting person's proxy statement, and any other relevant documents, without cost on the Commission's website.

As disclosed herein.

[signature pagefollows]

Please do not hesitate to contact the undersigned to discuss any of the above.

Sincerely,

Ben Franklin (signature)

Stockholder

By: Ben Franklin

Managing Member, Riverstyx
Capital Management, LLC
bfranklin@riverstyxcapital.com

Date: August 22, 2025